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                           May 4, 2023

       Steve Carnes
       Chief Executive Officer
       GEMZ Corp. NV
       2180 N. Park Avenue, Suite 200
       Winter Park, FL 32789

                                                        Re: GEMZ Corp. NV
                                                            Offering Statement
on Form 1-A
                                                            Filed May 1, 2023
                                                            CIK No. 0001973160

       Dear Steve Carnes:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement failed to provide the financial statements required by Part F/S of Form 1-A. In this regard, we note that the included financial statements are incomplete as your offering statement does not include the financial statements for BadgerBloX Homes, Inc., which the company acquired on March 20, 2023.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Eric Newlan